Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a transcript of a webcast luncheon with investors during which representatives of Biogen and IDEC discussed the proposed transaction.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

Event Date/Time: Jun. 23. 2003 / 12:00PM ET Event Duration: 49 min

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

CORPORATE PARTICIPANTS

William H. Rastetter PhD
IDEC Pharmaceuticals — Chairman and CEO

Peter N Kellogg
Biogen — EVP, Finance and CFO

James C Mullen
Biogen — President and CEO

Bill Rohn
IDEC Pharmaceuticals — President & COO

PRESENTATION

William H. Rastetter PhD — IDEC Pharmaceuticals — Chairman and CEO

What we thought we would do today is to take maybe five minutes to just summarize how each company has been doing independently. That is creating new standards of care, doing it better, doing it faster and doing it with less risk.

I think before we get to the Q&A, it’s important to point out that we will undoubtedly be making forward-looking statements today that involve certain risks and uncertainties. I would refer you to the respective SEC filings from the two companies to outline our business and financial risks because certainly the future can be predicted only imperfectly. Risks and uncertainties may cause actual results to differ from what we might project today, but also direct you to the Form S4 that IDEC will be filing that will include a joint proxy statement and that S4 will be available at the SEC web site, at the IDEC web site, and at the Biogen web site.

This is really a story of fusion and strengths, of scale and breath that is critical mass and economic acceleration for both parties. In the area of fusion of strengths, we create overnight a global leader in two fast growing therapeutic areas, oncology and immunology. The engine here is fuelled by two biologic blockbusters in MS and NHL, Avonex and Rituxan and is certainly growth driven in addition by AMEVIVE and by Zevalin. Both recently launched at 10 plus products in clinical development and tremendous leadership in process sciences and manufacturing that will further enable pipeline growth as we form partnerships with small companies that need either commercial infrastructure or the development capability for biologics.

In scale and breath, we will have scientific excellence in scale and biologics R&D with a presence in Cambridge and a presence in San Diego to real hotbed of biomedical research. We will become overnight the number three in biotech R&D with over $550m per year invested. In IDEC, this really quadruples our R&D spend and gives us a capability to build long-term value much more effectively. We will be leveraging our global commercial and manufacturing infrastructure.

We now, at IDEC, will take on global reach, whereas we could only begin to plan about even the operations as a standalone company. We are committed to grow through both internal discovery and development and through strategic alliances. So again, we hope to become the partner of choice especially as it relates to biologics, not only in oncology but also in neurology, dermatology, and in immunology.

We’re proud to say that we have a deep and experienced management team and of course with me today to help with the

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

Q&A, Jim Mullen, Bill Rohn and Peter Kellogg. In economic acceleration, we go immediately to a $1.9b revenue base. If you think about putting 25% to 30% of that back into R&D, you can see the tremendous acceleration of value creation that exist in this. Our target is 20% year-over-year earnings growth.

There are over $300m of planned operating expense synergies that we expect in the timeframe of ‘04 through ‘07. We enter this with a net cash position of $1.5b and through a different deployment of assets should get enhanced capital efficiency.

One of the things that Jim commented on to me months ago was the remarkable similarity and concordance of our corporate values and the overlap of our corporate cultures and vision. Here in fact, is the side-by-side comparison of our independently developed core values for Biogen and IDEC.

At Biogen, keep the priority, value each individual and operate a meritocracy. At IDEC, we say it a little bit differently, draw strength from diverse groups, diverse levels throughout corporation. At Biogen communicate, obtain alignment and build teams of IDEC, team is a source of strength. At Biogen, face the facts, at IDEC truth, honesty, integrity and quality and you can see the remarkable concordance of these like to focus on the last two, which, I think are particularly relevant to this merger of equals at Biogen, see innovation as mandatory and not optional matching up with creation of new standards of care at IDEC and then at Biogen stay focused on those we serve that IDEC commitment to our constituencies patients, caregivers, share holders and employees.

I have introduced the portion of the management team with me here today. Let me say briefly that I will be the Executive Chairman, a real operating position. I will be there everyday working just as hard as I have at IDEC for the last 17 years. My focus in the new company will be discovery, research, strategy, portfolio management, public policy, venture investing. Jim will be the Chief Executive Officer, Bill Rohn will be the Chief Operating Officer, Peter Kellogg, the Chief Financial Officer and Nabil Hanna, IDEC’s Chief Scientific Officer will head the joint research effort and Burt Adelman, Head of R&D at Biogen will head the joint development effort.

This is my last slide before I ask for questions. I would like to point out that we think about this business in terms of three levels of investments. The strategic, the enabling, and the supporting. The priority for investment goes from the top to the bottom. In the strategic level, we invest to be the best that we can possibly be in oncology, in neurology, in dermatology, and in immunology. This is through investments and discovery development and commercial infrastructure. We view business development as the very important part of the strategic investment because we would like to have about half of the products in development by 2010.

The biologics that come in through the venture investing, through the partnerships that we think we can add so much value to through our technology and biologics expertise. The second level and the third level, enabling and supporting are levels where we invest just enough, just in time in the enabling level and process sciences in manufacturing to be a timely producer of materials for clinical trials and commercialization and to become the low cost producer by becoming a low cost producer. We drive cost of goods down, drive our margins up, drive our ability to price competitively, and drive our ability to invest in that top strategic level.

On the supporting level, we invest just enough, just in time to be effective in deployment of all of our resources, this through appropriate investments in G&A, finance and IT. Now, the very important thing about this merger, I think, perhaps, this is the most important message today, is that by rolling these things together, we can capture tremendous amount of synergy. We can avoid expenses in the future. We can leverage existing property, plant and equipment. We can actually close for example one of IDEC’s aging manufacturing plants because it now becomes redundant. We can take all those cash flows and that avoided Capex and we can plough a lot of it back in to the strategic level.

We will plough some of it obviously in to the bottom line to drive growth, but anticipating, of course ,that we want to drive growth, not only short term by letting some of this fall through the bottom line, but also drive growth long-term through new discovery, development and commercialization. We will also reinvest some of that that would have gone into the enabling and supporting levels into the real strategic value creation levels at the top.

With that, I would like to go to Q&A with lots to help from Jim, Bill, and Peter.

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QUESTION AND ANSWER

William H. Rastetter PhD — IDEC Pharmaceuticals — Chairman and CEO

Peter, why don’t you repeat the question for the webcast?

Peter N Kellogg — Biogen — EVP, Finance and CFO

Okay, the question was, we in our conference call and in the press release commented that on a cash EPS basis, we anticipate to have this company grow 20% per year through the next four years. The question was how confidant are we? Is there a band around that and so forth? (Question repeated by presenter)

Peter N Kellogg — Biogen — EVP, Finance and CFO

Well obviously, we are just announcing the deal, but we feel very confident about it. One of the things, as Bill just pointed out and is shown in this chart, is there are a significant amount of synergies, very quickly on the capital side and growing very nicely on the operating expense side. That will help us very easily move up to that 20% cash EPS growth level. At this point, it is very early in the day in putting this thing together.

So, as we go through the summer and we work together and do all the integration and plan development, we will be a lot more focused on that. But we think that this is a pretty exciting story, because of the synergies and because of the strategic fit it allows us to both have good topline growth. We talked about 15% on the webcast and in the press release, great bottom line growth, 20% cash EPS and also do all the things to build the stock that Bill just talked about in terms of reinvesting back and building a strong pipeline. So we feel very good about that. So that is why we think this is a great idea.

Peter N Kellogg — Biogen — EVP, Finance and CFO

Oh yes, it is an achievable target.

James C Mullen — Biogen — President and CEO

Thanks. A great question, because this was the one area that we have already road tested this merger on, because we did the collaboration — Oh, I am sorry, I have to repeat the question for the webcast and I was going to remind these guys to that right, yes. So the question is really how will these two R&D organizations come together on a bicoastal basis and what product might be impacted earlier? (Question repeated by presenter)

Let me start with the answer again. That is the one thing that we really have been able to test through this oncology collaboration. So it is very striking to me that after we have been in these discussions for a month or so on the oncology collaboration, when Bill would talk to his scientific team and when I would talk to my scientific team it was, what I call an embarrassing love fest and that is just not what we typically experienced in every one of these relationships.

So there was a great communication and hookup between the R&D organization and it has gone extremely smoothly. What we found is, because of the evolution of the two businesses, where we really have been immunology focused and then started to work our way towards oncology from an immunologists point of view, IDEC has really worked at the opposite direction. So they started in oncology from immunology and they are working over to a lot of immune diseases. When you put those two scientific platforms together, you find that there is some really creative ideas on where to develop these products.

So, I think what you are going to see immediately are some of the people that have the intellectual capital, if you will, jumping into these different products and really starting to add some value there.

Bill?

Bill Rohn — IDEC Pharmaceuticals — President & COO

Yes, Jim I will add to that. We are each very, very collaborative companies and we value collaboration and partnership very, very highly. A message that Jim and I are going to convey to all of our colleagues is that partnerships, collegiality, communication cross-talk, supporting each other are going to be rewarded very, very highly in this company.

On the other hand, folks that decide they want to live in silos aren’t going to get very far. So we are really going to reinforce cross-continent interaction, in fact we want to encourage people as they see job postings to consider either coast as a place to build a career, because they are not going to be geographically anymore and the weather isn’t bad in San Diego.

James C Mullen — Biogen — President and CEO

I think predicting the future for any product — oh yes. You get so consumed in the question, you forget to repeat it. Through our due diligence, how did we get comfortable with product launches and pipelines and so forth? (Question repeated by presenter)

The future is predictable without precision. I think that is something that we live with whether we are talking about our own products, whether we are talking about partner’s products. What is very, very clear is that together, we are going to have more human

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

capital, more technology, and more global reach to launch any product that comes out of this pipeline.

So, I think the important thing is that revenue flows through diversification of pipeline by increasing scale, by changing the proportion of investment that go into each of these layers. We can actually create over the next five to ten years much, much more value than we could adding the two companies together as independent companies, because there is an awful lot that we would have to put into supporting and enabling levels in a duplicative way, that we can now combine and put a lot more of operating expenditures into the strategic value creation. You get more shots on goal, you get more product launches. You get say 25% more products into the pipeline with the same operating expense than you could as an independent company.

So any product, regardless of the product, any launch has risks associated with it, whether it be technology risks or regulatory risks, reimbursement risks, commercial competitive risks, but by being bigger, being able to move faster and more effectively, we can continue to create new standards of care with less risk across the combined entity than the risks associated with being separate.

Peter N Kellogg — Biogen — EVP, Finance and CFO

The short answer is yes, but the longer answer is really you got a multitude of products now, you have got Rituxan, and you have got Rituxan and RH. , You have AVONEX; you have got AMEVIVE, AMEVIVE outside of psoriasis. You have got Zevalin; you have got ANTEGREN coming behind us. So there are a number of different growth engines here and I don’t think there are too much opportunities out there where you can see a company with two blockbuster products. AMEVIVE has just launched, ZEVALIN a year in the launch and ANTEGREN sitting behind and a another potential blockbuster. I think when you look at all the synergies that we can also bring to this, there is not much to not like about this deal, if you think about it as how would I value this company, if I saw it for the first time forgetting what its origins were.

Bill, I think you wanted to say a couple of comments. Do you?

Bill Rohn — IDEC Pharmaceuticals — President & COO

Yes, just wanted to amplify a little bit on how one gets comfortable with prospects for products that are early stage development products. So there was a tremendous amount of due diligence that went on, obviously on both sides, with deep dives into marketing programs, marketing plans. Has this company really assessed the opportunity correctly, have they developed the infrastructure, the capability, the commercial programs to fully exploit the opportunity and can you get comfortable with that.

I must tell you that respective Boards of Directors were asking those hard questions of each of us. So we did in-depth reviews of detailed marketing plans, projections, buildups and at the end of that process there was nothing, certainly on our review of the Biogen side and if you — obviously since we are announcing the deal on the Biogen side looking at our side, that said that this was and fundamentally sound, good business plan, that if played out, could in fact achieve the kinds of goals that had been articulated by both companies.

Peter N Kellogg — Biogen — EVP, Finance and CFO

Okay other two questions, one was what are we assuming rather for the starting point of this transaction, in terms of where does it start and how do you judge what EPS is for that even on a cash basis? And the second question is exactly how you are talking about 20%? Is it year-by-year, is it cumulative over four years or quarter-by-quarter? So, obviously we are just announcing the deal today. If you put the two companies together today on a cash EPS, ignore for the moment the M&A accounting impact, there still may be some charges in putting the companies together. And so we have to be careful about that.

If you just put the companies together today, then that would create in a sense the starting point for the cash EPS, and we will be growing from there. That’s the way we are thinking about it. Now, all right, I don’t want to give projections on the announcement day yet. That’s a pretty straight forward. If you take the current outlook for IDEC this year, and the current outlook for Biogen this year before any of the charges and any of the M&A accounting, that will pretty much give it you.

Our guidance, we re-confirm this year. So we are expecting our EPS to be in the $1.72 to $1.85 range. That range is defined by a couple of factors that everybody knows about foreign exchange, royalty and huge launch curve, Avonex performance and so on. And IDEC has, also have the consensus number out there and, again how they perform against that you will have to draw your own conclusions and then we will put them together pretty straightforwardly and arithmetically.

We are not announcing that opening number right now. But in terms of the growth curve, obviously there are, in any business and may not be exactly 20.0% growth year-to-year. In fact, if it was, I think you could say, as investors say, that’s probably not the focus. The focus is to build the business and really drive this thing. So one year it might be 22 and next year it might be 19 and then will go within.

So that’s the way we should think about it. We are going to run the business to do all the right things to grow the business, and have a great business. We are going to grow the topline. We are shooting for 15%; we think that’s achievable. We are shooting for cash EPS to 20% over that time. It may move a little bit from year-to-year.

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

We are not going to try and say every year we are going to just absolutely sign the finish line at 20%, but over time, we definitely be growing the thing 20%.

William H. Rastetter PhD — IDEC Pharmaceuticals — Chairman and CEO

Two questions, I understood the first, I will ask you to repeat the second one. The first one believes that, you said that there is some rich history of partnering for in-licensing for either company. (Question repeated by presenter)

Not so sure that’s entirely correct, certainly IDEC 131 came from Dartmouth. We’ve then licensed small molecule from a Japanese source. We have been licensing the small molecule from Pharmacia Upjohn back when they had a divesture a product. Certainly, we have the track record of the oncology deal between our companies. I think the imperative here is to recognize that we are going to have nearly unsurpassed manufacturing capacity, the molecule biology and the process development to back it up.

There are literally hundreds of biologics that will have to made in the million cell culture that are in pipelines. There is certainly a capital shortage that has existed for small to medium size companies. We have the cash; we have the cash flow. We have the technology; we have the capacity. We have the wherewithal to not only make these or make them in a timely and cost effective fashion and to get them into the marketplace and oncology and neurology and dermatology.

So, all of sudden, I think we become a partner of choice for biologics. It would be silly to ignore that, and not make it a very important part of our strategy going forward. I think what’s so compelling about that is imagine that you have a small company that’s been struggling as IDEC was in 1995 to bring one thing up that it needs help with. Well, gosh, we eliminated six or seven programs before we came up with Rituxan and took it to Genentech. We would like to repeat that success where we are the receiver half of the biologic.

So that culling process is actually through R&D. When it exists in not only one other shop, but perhaps in hundreds of other shops is actually very healthy, because it allows us to bring things into the company after an awful lot of risk has been reduced preferably when a product profile and the indication is fairly well defined as it was for Rituxan when we partnered with Genentech.

So I think Genentech discovered the secret. We are not inventing it here. Genentech discovered this secret a long time ago with the partnership they did with us. The second question was about management structure, and I am not sure, I heard the entire question.

Well I think we looked to the strengths and desires of each party. It was clearly hands down that Peter was going to be CFO. It was clear hands down that Bill Rohn was going to do the marketing and the sales.

Jim and I arm-wrestled and I lost. I really want to focus on long-term value creation. I came out the faculty in MIT, went to Genentech in the early years in the research group. I would like to get back to the strategic side of running the business. I would like to get immersed in discovery research, in venture investing and thinking about corporate strategy and portfolio management.

Jim, on the other hand, has very complimentary skills and desires and that’s to keep the trains running on time. We will focus on the day to day and how you move the pieces as quickly and as affectively as possible. It’s just the way we are wired as individuals.

Jim, you want to add to that?

James C Mullen — Biogen — President and CEO

Yes. Like most of those decisions, we really just try to look at pragmatically what was the best to get out of the starting gate very quickly. If you look at these organizations that you bring them together, lots of the pieces of Biogen organization I built, it is a somewhat bigger organization, has international components; I built that. I have lived internationally and some of those other things, we come up the curve as an organization much faster as we divide these duties like that and stay in close contact, and really what’s the strategic direction of the company. I think it’s going to work very smoothly.

Peter N Kellogg — Biogen — EVP, Finance and CFO

This has been a fairly frequent question that we’ve gotten today. It relates to Genentech and our partnership with Genentech and why didn’t we sell the company to Genentech rather than merging. Then a change in control question as it relates to by cell arrangement that you may have read about in our SEC fillings. (Question repeated by presenter)

The first question is very simple. We are not for sale; Biogen is not for sale. We are not doing this defensively; we are doing this strategically. We believe that the way to add value is by doing this. By doing this over here on this line makes us much closer to the sweet spot in terms of size, effectiveness and efficiencies. Again, both of our Board of Directors are squarely behind this strategy, we are looking at value creation, not next quarter, not from some premium that might be paid, but value creation, 5, 10,15, 20 years.

We think this is the way you do it. We are certainly too small to be near the sweet spot. They are a little closer to it. Together, I think we will be a much more efficient, much more effective company, just think about the strategy.

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

Your second question, there is a change of control provision in the Rituxan agreement with Genentech, it is not relevant, it is does not apply whatsoever in this case because there is not change of control. It is only a change of control of IDEC that would trigger the buy sell auction that could be triggered and eventuated; there is no change of control.

Let me just round that out, so this is also for all of you who are real readers of our 10-Ks and 10-Qs. The Antegren agreements in our 10-K, you will see this change of control provision in the Antegren agreement as well, and we have been through that process with Elan to reconcile what will happen and the short answer is nothing. Our relationship with Elan is going to continue on just as it had with the same economics and the same partnerships. I think Kelly Martin and Company are comfortable that the two of us together along with Elan are much better partner in taking ANTEGREN forward. So, for those of you who have picked that up as you go through there, that’s taken care of and that won’t impact this deal either.

Just let me add one amplification on the issue of the Genentech, why wouldn’t we sell out for a premium in Genentech. I think it is important to remember that Biogen is the oldest, independent biotech company. It has spent 25 years developing a tremendous infrastructure and capability for drug development. IDEC has been at this for about 17 years. We have got some very bright scientists who are committed and dedicated to bring new drugs to the market as well. It seems to me that these assets can best be deployed by combining and continuing to build new drugs. So it is an essentially drug development machine that can go forward and bring new drugs to market, value-added drugs that serve the shareholder in the long haul a lot better than a short-term capture of a premium.

Peter N Kellogg — Biogen — EVP, Finance and CFO

Okay, I am going to repeat the question, but I think we are going to team up on that, in answering it. The question reflects back on the comment Bill or Jim made about approaching the sweet spot in scale and efficiency in a large biotech company. I think it does come back to some of the points that you see here on this chart. As you grow and you get your first product out there and you start to build up infrastructure to support that, you have to make a number of significant investments. You need large-scale manufacturing; you need great process science and capability, quality regulatory and so forth. As you commercialize, like wise you need to build out significant infrastructure to support that.

One of the key things though many people often talk about how do you become more productive in R&D? How do you drive more out of the same R&D dollar? We are going to have a lot of R&D dollars. In this chart actually speaks to that very nicely because R&D includes a number of different items here, not just discovery and development and business development it also includes process science, manufacturing, quality, a lot of infrastructure type activity. So one of the key things is when you build those capabilities, when you make that big step to be in mid-tier biotech and have all that capability you really want to run it efficiently. You want to run it really well and drive lot of productivity.

That is why we are interested in licensing other drugs as well. Additionally, as we looked at how we were building out, a lot of the strategic pieces we each wanted to do next the other company had and so we are accelerating the strategic development of both companies. So a lot of what you get in terms of the sweet spot is how can you get to the point where you are operating, fully-integrated and really efficiently in the enabling and supporting areas that you can get the maximum leverage and drive as much as you can against the strategic investments.

I think that is sort how we would define the sweet spot. now do we have exact metrics for it? We are planning to go down to before levels to talk about that and dissect the R&D budgets and the sales and marketing budgets and the G&A budgets. But that is a lot of work, creates a lot of the synergies we see here as the ability to leverage and kind of jump into the therapy of breadth, the geographic breadth, and the capabilities of these two different companies have. Gentleman ...

Unidentified

Well, I think that the biggest reason why to do it now, I think as I pointed out this morning, both of us have been quite successful independently and I am fairly confident that both of us continue to be successful independently. But when you look at this opportunity and the complementary between the companies and the ability to really reap some of these assets, you’ve got an ability here to really take this whole thing to a brand new platform and build from there.

Over the next five years, as we look down our program, we are trying to move to oncology. We are trying to get into another area, a therapeutic area, and all of those are going to be another infrastructure build, another build out, not really getting it much leverage as we would like. IDEC is faced with exactly the same thing and they maybe one or two years earlier in the curve than we’ve been, they are building up a capital, etc.

So when you put these two things together, particularly when you put in together the merger of equal, you create a whole brand new chunk of value here. Cash flow and its very significant cash flow synergies that really allow us, really think about this business quite differently, have more products going into the pipeline, have more R&D dollars to spend on developing that pipeline, to bring in partnerships, to bring forward our internal program.

And I think we can do that all by skipping five years for each one of us in building all this stuff out and all the expense and the risk associated with that and you start immediately with a company

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

with a diversified revenue stream, great financials, strong products that are growing. It’s a great combination we look out from that point of view.

Bill?

Bill Rohn — IDEC Pharmaceuticals — President & COO

I think there are some specifics about the timing of this that are worth mentioning. Biogen was about to put $175m of capital into a manufacturing plant in Denmark. They can defer that. We jointly can now defer that for many years because of the plant that is now nearing completion in the Oceanside. Okay? If we’ve done this three years from now, we would have duplicative and too much capacity.

So, some Capex avoidance that comes from timing. At IDEC, we have an ageing pilot plant, the Toriana (ph) plant that we began to bring on stream, I guess it was in ‘92. A plant that would require substantial renovation and refurbishing if we were to go forward with it. The fact that they have a pilot plant in North Carolina, a pilot plant in Cambridge will allow us by the end of next year to close that down entirely, save $25m — $30m in this middle line that we can pop into the topline.

If we were through refurbishing and restoring that plant, we wouldn’t be able to capture that because we would have all that new Capex in there. Do it five years from now, we would be rolling our European infrastructure. Now all of a sudden, we obtained overnight. As we look at the staffing plants for manufacturing in our new Oceanside plant, we can avoid an awful lot of people who would be consulting and full-time employees putting new business systems and IT systems in place, because they are transferable from a North Carolina plant into the Oceanside plant. Coincidence that both plants were designed by exactly the same set of engineers. They are virtually clones of one of the other.

So, transferring business systems, quality systems from one or the other is very powerful. Avoiding some quality hires, we won’t have to put a Virology group. We won’t have to put a Sterility group. Some elements of lot release can occur in North Carolina rather than in Oceanside. Tremendous savings again, here in this enabling thing. I’ve been asked for, in the last couple of quarter conference call, “how come you guys haven’t hired a CFO?” Actually, we are just about to. That’s something that comes out of the supporting level. Okay? But again can go back into R&D. We don’t have to expand our tax department. Okay? We can combine the treasury department.

We were about to embark — we look little bit like Biogen looked three years ago in terms of size. We were about to embark on some major investments, which we can now avoid. They can defer the Denmark plant and they can help us with what they’ve just done in North Carolina in Oceanside. Timing makes a tremendous amount of sense. I think it is just coincidence of a lot of good timings that makes it just perfect to do right now.

Bill Rohn — IDEC Pharmaceuticals — President & COO

I gave Genentech a heads up late yesterday afternoon and I think I persuaded them that we are now about to become a bigger and better partner that can invest even more in R&D jointly with them, to continue that value to Rituxan and second generation products.

Well, the reason that Denmark can be deferred is that we are putting 90,000 liters in place in Oceanside. The combined commercial manufacturing capacity would be a 180,000 liters of capacity. It’s tremendous capacity especially when coupled with the process development market biology capabilities. We are now able to take antibody molecules and other biologics up to productivity levels out of million cell culture that was only dreamed of five and ten years ago.

So, the market biology and the process sciences and the combined capacity really makes Denmark unnecessary for the time being. In addition to that, we have got two pilot plants. Our new pilot plant in the Oceanside and the Cambridge pilot plant and a pilot plant and a full commercial plant in RTT (ph). So, I would say that we’ve got tremendous capacity.

Jim?

James C Mullen — Biogen — President and CEO

Yeah, this manufacturing capacity [Inaudible] commercial comes in, big step and it takes four or five years to build it. And you are building it particularly to scale both of the side now, a little bit of [Inaudible] . So, you know that if you are going to have a successful product, it is going to require that kind of capacity. There is a point in the clinical development when you just have to pull the trigger and put that in place.

For us, it was AMEVIVE and another program and we will have it online just in time. For IDEC, it was a different set of decision. Once you put these two things together, we are going to have two major products that are going to base load, AMEVIVE and Antegren. We’re going to have a fair bit of the capacity and you just have more opportunity to really work this capacity forward and this capacity planning. You are not going to be caught in the situation where you start to have to make big capital decisions — $200m — $250 m capital decisions based on Phase I data or Phase II-A data. We’re going to be able to sit back and really see the cards unfold and the risk profile of these products develop before we need to make the next big step up of capital. So, it is one of the scale things that I think, it is subtle but fairly important in this field.

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

Bill Rohn — IDEC Pharmaceuticals — President & COO

Lisa is asking about biologics versus small molecules. The reason for the emphasis today in the discussion on biologics is that that’s where we think we had a tremendous amount of value in the venture investing in the partnerships because we bring the molecular biology, the process sciences, the scale up and the large scale manufacturing capacity. Now, both we and Biogen have small molecule programs and we will continue to have small molecule programs. They will make sense because we have commercial infrastructure where they can be rolled out.

Now, we have always said that at IDEC that if there is a product that’s in the clinic where the product profile is really well understood and there is a clear indication, an unmet medical need in the small molecule sure we will take it and run with it because we have got a commercial infrastructure. I think that each company would need a somewhat different R&D organization if it were to embark on a very broad and new small molecule discovery and development effort. I think what we are doing in small molecule is much more targeted.

Jim?

James C Mullen — Biogen — President and CEO

Our approach over the last number of years has been that as long as we understand and have good evidence of the biology that whether it’s a small molecule or protein or peptide, we are agnostic. We are competitively advantaged when it comes to protein, because we do have the expertise and the experience. But we have also developed a number of small molecules. So, with the statement that we want to stay in the areas, if you look we get into small molecule, stay in areas where we actually understand the biology of what’s going on here, if it well validated targeted molecule there is no reason why we shouldn’t run with it, because we do have the commercial infrastructure and the interest.

Eddmans (ph) is asking about speed. I guess the two things you can do with adding investment is to keep the speed the same and increase the breadth or increase the speed and know the breath. I think we will intend to do both. We would like to broaden the pipeline, certainly mention the strategy of doing that through biologic partnerships. We would also like to be able to take more shots on goal with any given product candidate opportunity. For example, taking it into two or three indications at once rather than taking it into a single indication that diversifies the technical and the regulatory risk and ultimately because of that I think increases the speed.

What will happen if either Genentech decide to make a bid for IDEC. Our two Boards of Directors are completely committed to this merger. Our Boards of Directors are going to support this merger. We believe that it is the correct thing to do for value creation, and I am not going to speculate on something that has not occurred.

I am going to repeat the question. When we do the transaction breakup fee and second is that is there any color. So second will be there is no color, we are very comfortable and confident in bringing two companies together. Secondly, in terms is there a transaction break up fee. Yes, there is. It’s sort of in-fee average amount. Its just, if for some reason, if the transaction breaks up there will be transaction break up fee, or termination fee. I think that will be disclosed in the SEC fillings, I can tell you it’s a very standard fee in the industry so if you took the standard rate, that’s what we are using.

We are, I think the way I would answer the question generally though is both companies have spent a lot of time in the first half of this year evaluating this. We’ve got to know each other to the collaboration, we are very confident in why this makes tremendous sense. And we are very committed moving forward and doing it. So we are fully behind this deal.

Unidentified

That’s cumulative; that’s not annualized. Now just to give you a sense of our P&L, I think two years ago or a year ago, our entire R&D budget at Biogen was a little over $300m. Another way to look at this is, on a cumulative basis over the next four years, you basically plan to eliminate an entire year of R&D spending. However, we are not going to eliminate it, but we are going to efficiency that allows you to add effectively that kind of activity.

So, $300m is a lot of money on these two P&Ls. The same can be said about the capital spending. The fact that we can actually pull back $175m of capital spending that we would have down otherwise, that’s basically at least a year of capital spending on an average basis for what we were doing before. So, you can look at it that way, perhaps it is a fairly significant synergy for our P&L.

Okay. I think we have done it. Thanks.

Thanks for coming, hope to talk to you more about this and enroll you in our vision. Thank you very much.

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Final Transcript

BGEN — Biogen IDEC, Inc. Investor Luncheon Webcast

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